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TABLE OF CONTENTS 3

As filed with the Securities and Exchange Commission on October 25, 2016

Securities Act File No. 333-213195

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 ☒
Pre-Effective Amendment No. ☐
Post-Effective Amendment No. 1 ☒

New Mountain Finance Corporation
(Exact name of registrant as specified in charter)

787 Seventh Avenue, 48th Floor
New York, NY 10019
(212) 720-0300
(Address and telephone number, including area code, of principal executive offices)

Robert A. Hamwee
Chief Executive Officer
New Mountain Finance Corporation
787 Seventh Avenue, 48th Floor
New York, NY 10019
(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq.
Lisa A. Morgan, Esq.
Vlad M. Bulkin, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, D.C. 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering:
From time to time after the effective date of this Registration Statement.

          If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.    ☒

 EXPLANATORY NOTE

          This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-213195) of New Mountain Finance Corporation (the "Registration Statement") is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act"), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement, which sets forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

 PART C
Other Information

Item 25.    Financial Statements And Exhibits

(1)     Financial Statements

          The following financial statements of New Mountain Finance Corporation ("NMFC", the "Registrant", "we", "us" and "our") are included in Part C of this Registration Statement.

(2)     Exhibits

(a)(1)	Amended and Restated Certificate of Incorporation of New Mountain Finance Corporation(2)
(a)(2)	Certificate of Change of Registered Agent and/or Registered Office of New Mountain Finance Corporation(3)
(b)	Amended and Restated Bylaws of New Mountain Finance Corporation(2)
(d)(1)	Form of Stock Certificate of New Mountain Finance Corporation(1)
(d)(2)	Form of Indenture(6)

(d)(3)	Indenture by and between New Mountain Finance Corporation, as Issuer, and U.S. National Bank Association, as Trustee, dated June 3, 2014(9)
(d)(4)	Form of Global Note 5.00% Convertible Note Due 2019 (included as part of Exhibit (d)(3))(9)
(d)(5)	Statement of Eligibility of Trustee on Form T-1(18)
(e)	Dividend Reinvestment Plan(2)
(f)(1)
Second Amended and Restated Loan and Security Agreement, dated as of December 18, 2014, by and among New Mountain Finance Corporation, as the collateral manager, New Mountain Finance Holdings, L.L.C., as the borrower, Wells Fargo Securities, LLC, as administrative agent, and Wells Fargo Bank, National Association, as lender and custodian(11)
(f)(2)	Form of Variable Funding Note of New Mountain Finance Holdings, L.L.C., as the Borrower(1)
(f)(3)
Form of Amended and Restated Account Control Agreement, among New Mountain Finance Holdings, L.L.C., Wells Fargo Securities, LLC as the Administrative Agent, and Wells Fargo Bank, National Association, as Securities Intermediary(1)
(f)(4)
Form of Senior Secured Revolving Credit Agreement, by and between New Mountain Finance Corporation, as Borrower, and Goldman Sachs Bank USA, as Administrative Agent and Syndication Agent, dated June 4, 2014(10)
(f)(5)	Form of Guarantee and Security Agreement dated June 4, 2014, among New Mountain Finance Corporation, as Borrower, and Goldman Sachs Bank USA, as Administrative Agent(10)
(f)(6)
Amendment No. 1, dated December 31, 2014, to the Senior Secured Revolving Credit Agreement dated June 4, 2014, by and among New Mountain Finance Corporation, as Borrower, and Goldman Bank USA, as Administrative Agent and Syndication Agent(12)
(f)(7)
Amendment No. 2, dated June 26, 2015, to the Senior Secured Revolving Credit Agreement dated June 4, 2014, by and among New Mountain Finance Corporation, as Borrower, and Goldman Bank USA, as Administrative Agent and Syndication Agent(14)
(f)(8)
Commitment Increase Agreement, dated March 23, 2016, to the Senior Secured Revolving Credit Agreement dated June 4, 2014, by and among New Mountain Finance Corporation, as Borrower, and Goldman Bank USA, as Administrative Agent and Syndication Agent(16)
(f)(9)
Commitment Increase Agreement, dated May 4, 2016, to the Senior Secured Revolving Credit Agreement dated June 4, 2014, by and among New Mountain Finance Corporation, as Borrower, and Goldman Bank USA, as Administrative Agent and Syndication Agent(17)
(f)(10)	Form of Amended and Restated Note Purchase Agreement relating to 5.313% Notes due 2021, dated September 30, 2016, by and between New Mountain Finance Corporation and the purchasers party thereto(19)
(g)	Investment Advisory and Management Agreement by and between New Mountain Finance Corporation and New Mountain Finance Advisers BDC, LLC(8)
(h)(1)	Form of Underwriting Agreement(5)
(h)(2)
Underwriting Agreement, dated October 25, 2016, among New Mountain Finance Corporation, New Mountain Finance Advisers BDC, L.L.C., New Mountain Finance Administration, L.L.C. and Wells Fargo Securities, LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein*

(j)(1)	Form of Safekeeping Agreement among New Mountain Finance Holdings, L.L.C., Wells Fargo Securities, LLC as the Administrative Agent and Wells Fargo Bank, National Association, as Safekeeping Agent(1)
(j)(2)	Custody Agreement by and between New Mountain Finance Corporation and U.S. Bank National Association(7)
(k)(1)	Second Amended and Restated Administration Agreement(13)
(k)(2)	Form of Trademark License Agreement(1)
(k)(3)	Amendment No. 1 to Trademark License Agreement(4)
(k)(5)	Form of Indemnification Agreement by and between New Mountain Finance Corporation and each director(1)
(k)(6)	Limited Liability Company Agreement of NMFC Senior Loan Program II LLC, dated March 9, 2016(17)
(l)(1)	Opinion and Consent of Sutherland Asbill & Brennan LLP(20)
(l)(2)	Opinion and Consent of Sutherland Asbill & Brennan LLP*
(n)(1)	Consent of Deloitte & Touche LLP(20)
(n)(2)	Report of Deloitte & Touche LLP(18)
(n)(3)	Awareness Letter of Deloitte & Touche LLP(20)
(n)(4)	Consent of Deloitte & Touche LLP*
(n)(5)	Awareness Letter of Deloitte & Touche LLP*
(r)	Code of Ethics(1)
99.1	Form of Prospectus Supplement for Common Stock Offerings(20)
99.2	Form of Prospectus Supplement for Preferred Stock Offerings(20)
99.3	Form of Prospectus Supplement for Rights Offerings(20)
99.4	Form of Prospectus Supplement for Warrants Offerings(20)
99.5	Form of Prospectus Supplement Retail Notes Offerings(20)
99.6	Form of Prospectus Supplement for Institutional Notes Offerings(20)
99.7	Form of Prospectus Supplement for Convertible Notes Offerings(20)
99.8	Supplemental Financial Information(15)

*
Filed herewith

(1)
Previously filed in connection with New Mountain Finance Corporation's registration statement on Form N-2 Pre-Effective Amendment No. 3 (File Nos. 333-168280 and 333-172503) filed on May 9, 2011.

(2)
Previously filed in connection with New Mountain Finance Corporation's quarterly report on Form 10-Q filed on August 11, 2011.

(3)
Previously filed in connection with New Mountain Finance Corporation and New Mountain Finance AIV Holdings Corporation report on Form 8-K filed on August 25, 2011.

(4)
Previously filed in connection with New Mountain Finance Corporation's quarterly report on Form 10-Q filed on November 14, 2011.

(5)
Previously filed in connection with New Mountain Finance Corporation's registration statement on Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-180689 and 333-180690) filed on July 10, 2012.

(6)
Previously filed in connection with New Mountain Finance Corporation's registration statement on Form N-2 Pre-Effective Amendment No. 1 (File Nos. 333-189706 and 333-189707) filed on November 20, 2013.

(7)
Previously filed in connection with New Mountain Finance Corporation's registration statement on Form N-2 Post-Effective Amendment No. 2 (File Nos. 333-189706 and 333-189707) filed on April 11, 2014.

(8)
Previously filed in connection with New Mountain Finance Corporation's report on Form 8-K filed on May 8, 2014.

(9)
Previously filed in connection with New Mountain Finance Corporation's report on Form 8-K filed on June 4, 2014.

(10)
Previously filed in connection with New Mountain Finance Corporation's report on Form 8-K filed on June 10, 2014.

(11)
Previously filed in connection with New Mountain Finance Corporation's report on Form 8-K filed on December 23, 2014.

(12)
Previously filed in connection with New Mountain Finance Corporation's report on Form 8-K filed on January 5, 2015.

(13)
Previously filed in connection with New Mountain Finance Corporation's quarterly report on Form 10-Q filed on May 5, 2015.

(14)
Previously filed in connection with New Mountain Finance Corporation's report on Form 8-K filed on June 30, 2015.

(15)
Previously filed in connection with New Mountain Finance Corporation's annual report on Form 10-K filed on February 29, 2016.

(16)
Previously filed in connection with New Mountain Finance Corporation's report on Form 8-K filed on March 29, 2016.

(17)
Previously filed in connection with New Mountain Finance Corporation's quarterly report on Form 10-Q filed on May 4, 2016.

(18)
Previously filed in connection with New Mountain Finance Corporation's registration statement on Form N-2 (File No. 333-213195) filed on August 18, 2016.

(19)
Previously filed in connection with New Mountain Finance Corporation's report on Form 8-K filed on October 3, 2016.

(20)
Previously filed in connection with New Mountain Finance Corporation's registration statement on Form N-2 Pre-Effective Amendment No. 1 (File No. 333-213195) filed on October 6, 2016.

Item 26.    Marketing Arrangements

          The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference.

Item 27.    Other Expenses Of Issuance And Distribution

SEC registration fee	$28,975	*
FINRA filing fee	$38,000	**
New York Stock Exchange listing fee	$63,452
Accounting fees and expenses	$170,000
Legal fees and expenses	$400,000
Printing and engraving	$200,000
Miscellaneous fees and expenses	$5,000

Total	$905,427

Note: All listed amounts, except the SEC registration fee and the FINRA filing fee, are estimates.

*
This amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.

**
$37,500 of this amount has been offset against filing fees associated with unsold securities registered under a previous registration statement.

Item 28.    Persons Controlled By Or Under Common Control

          The following list sets forth each of our subsidiaries, the state under whose laws the subsidiary is organized and the voting securities owned by us, directly or indirectly, in such subsidiary:

New Mountain Finance Holdings, L.L.C. (Delaware)	100.0%
NMF Ancora Holdings, Inc. (Delaware)	100.0%
NMF QID NGL Holdings, Inc. (Delaware)	100.0%
NMF YP Holdings, Inc. (Delaware)	100.0%
New Mountain Finance Servicing, L.L.C. (Delaware)	100.0%
New Mountain Finance SBIC G.P., L.L.C. (Delaware)	100.0%
New Mountain Finance SBIC, L.P. (Delaware)	100.0%

          Each of our subsidiaries is consolidated for financial reporting purposes.

          In addition, we may be deemed to control certain portfolio companies. See "Portfolio Companies" in the prospectus.

Item 29.    Number Of Holders Of Securities

          The following table sets forth the number of record holders of our common stock as of September 29, 2016.

Title of Class	Number of Record Holders

Common stock, $0.01 par value	23

Item 30.    Indemnification

          Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify its officers and directors and specific other persons to the extent and under the circumstances set forth therein.

          Section 102(b)(7) of the Delaware General Corporation Law allows a Delaware corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) from any transaction from which the director derived an improper personal benefit.

          Subject to the 1940 Act or any valid rule, regulation or order of the SEC thereunder, NMFC's amended and restated bylaws provide that it will indemnify any person who was or is a party or is threatened to be made a party to any threatened action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of NMFC, or is or was serving at the request of NMFC as a director or officer of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the Delaware General Corporation Law. The 1940 Act provides that a company may not indemnify any director or officer against liability to it or its security holders to which he or she might otherwise be subject by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of the foregoing conduct. In addition, NMFC's amended and restated bylaws provide that the indemnification described therein is not exclusive and shall not exclude any other rights to which the person seeking to be indemnified may be entitled under statute, any bylaw, agreement, vote of stockholders or directors who are not interested persons, or otherwise, both as to action in his or her official capacity and to his or her action in another capacity while holding such office.

          The above discussion of Section 145 of the Delaware General Corporation Law and NMFC's amended and restated bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute and NMFC's amended and restated bylaws.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The Registrant has obtained primary and excess insurance policies insuring our directors and officers against some liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on the Registrant's behalf, may also pay amounts for which the Registrant has granted indemnification to the directors or officers.

          The Investment Management Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, New Mountain Finance Advisers BDC, L.L.C., or the Investment Adviser, and its officers, managers, agents, employees, controlling persons, members (or their owners) and any other person or entity affiliated with it are entitled to indemnification from NMFC for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of the Investment Adviser's services under the Investment Management Agreement or otherwise as investment adviser of NMFC.

          The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their respective duties or by reason of the reckless disregard of their respective duties and obligations, New Mountain Finance Administration, L.L.C. and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of services under the Administration Agreement or otherwise as administrator for the Registrant.

Item 31.    Business And Other Connections Of Investment Adviser

          A description of any other business, profession, vocation, or employment of a substantial nature in which the Investment Adviser, and each director or executive officer of the Investment Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled "Management — Biographical Information — Directors", "Portfolio Management — Investment Personnel", "Management — Biographical Information —

Executive Officers Who Are Not Directors" and "Investment Management Agreement". Additional information regarding the Investment Adviser and its officers and directors is set forth in its Form ADV, as filed with the United States Securities and Exchange Commission (SEC File No. 801-71948), and is incorporated herein by reference.

Item 32.    Location Of Accounts And Records

          All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

  (1)
  the Registrant, New Mountain Finance Corporation, 787 Seventh Avenue, 48th Floor, New York, New York 10019;

  (2)
  the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219;

  (3)
  the Safekeeping Agent, Wells Fargo Bank, National Association, 9062 Old Annapolis Road, Columbia, Maryland 21045;

  (4)
  the Custodian, U.S. Bank National Association, One Federal Street, 3rd Floor, Boston, Massachusetts 02110;

  (5)
  the Investment Adviser, New Mountain Finance Advisers BDC, L.L.C., 787 Seventh Avenue, 48th Floor, New York, New York 10019; and

  (6)
  the Administrator, New Mountain Finance Administration, L.L.C., 787 Seventh Avenue, 48th Floor, New York, New York 10019.

Item 33.    Management Services

          Not Applicable.

Item 34.    Undertakings

  (1)
  Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10.0% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

  (2)
  Not applicable.

  (3)
  Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

  (4)
  The Registrant hereby undertakes:

  (a)
  To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

  (i)
  to include any prospectus required by Section 10(a)(3) of the 1933 Act;

  (ii)
  to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

  (iii)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (b)
  That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

  (c)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

  (d)
  That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (e)
  That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

  (i)
  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

  (ii)
  the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

      (iii)
      any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

    (f)
    To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of the Registrant is trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant's ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

  (5)
  (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

  (b)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

  (6)
  The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

 SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on the 25th day of October, 2016.

NEW MOUNTAIN FINANCE CORPORATION
By:	/s/ ROBERT A. HAMWEE Robert A. Hamwee Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 has been signed by the following persons on behalf of the Registrant, and in the capacities indicated, on the 25th day of October, 2016.

Signature	Title

/s/ ROBERT A. HAMWEE Robert A. Hamwee	Chief Executive Officer (Principal Executive Officer) and Director
/s/ SHIRAZ Y. KAJEE Shiraz Y. Kajee	Chief Financial Officer (Principal Financial Officer) and Treasurer
* Steven B. Klinsky	Chairman of the Board of Directors
* Adam B. Weinstein	Executive Vice President, Chief Administrative Officer and Director
* Alfred F. Hurley Jr.	Director
* David R. Malpass	Director
* David Ogens	Director
* Kurt J. Wolfgruber	Director

*
Signed by Robert A. Hamwee pursuant to a power of attorney signed by each individual and filed with this Registration Statement on August 18, 2016.